SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 1, 2007

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on June 1, 2007.

Amsterdam • 1 June 2007

ING completes sale of Nationale Borg to HAL Investments and Egeria

ING Group announced today that it has completed the transaction to sell its speciality insurance unit Nationale Borg to HAL Investments B.V. and Egeria. The sale is part of ING’s strategy to focus on its core insurance, banking and asset management businesses. The transaction, which was originally announced on 16 October 2006, has received all appropriate regulatory approvals.

Nationale Borg is a specialist provider of guarantee insurance, including customs bonds, with a leading position in the transportation, construction and logistics sectors in the Netherlands. The company issues bonds and guarantees for clients ensuring they will meet legal or contractual obligations. In addition, the company underwrites credit and surety reinsurance as well as money and fraud insurance. Nationale Borg has been active for more than 110 years, and has been a subsidiary of ING Group since 1990.

The transaction will have no material impact on the results of ING Group. The debt/equity ratio of the Group will improve by 15 basis points as a result of the sale.

Press enquiries: Carolien van der Giessen, ING Group +31 20 541 6522, carolien.van.der.giessen@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal Department Head Legal Department

Dated: June 1, 2007